FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



For August 17, 2006



               Euro Tech Holdings Company Limited
     -------------------------------------------------------
         (Translation of Registrant's name into English)


  18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
-----------------------------------------------------------------
            (Address of Principal Executive Offices)



      Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  [ X ]    Form 40-F  [   ]


      Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [   ]     No [  X ]


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-___________.


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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 4



Item 5.  Other Events
---------------------

     On  August 17, 2006, Euro Tech Holdings Company Limited (the
"Company") held its Annual Meeting of Shareholders at  4:00  P.M.
(local  time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai,
Hong Kong.

     Proposals presented to the shareholders at that meeting were the following:

Proposal 1.  The election of the following nine persons to  the
             Company's Board of Directors:

               T.C. Leung
               Jerry Wong
               Nancy Wong
               C.P. Kwan
               Alex Sham
               Y.K. Liang
               Xu Hong Wang
               Ka Chong Cheang
               Li Da Weng

Proposal 2.  Adjourn  the  annual  meeting  if  the  Company's management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in this notice of meeting.

     An aggregate of 7,586,648 shares, representing approximately
92.5% of the Company's issued and outstanding 8,198,641 shares on the record date were present in person or by proxy. A clear quorum was present.

     The shareholders in person or by proxy voted their shares as follows:


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Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 4



Proposal Number 1.  Election of Directors:
------------------

______________________________________________________________
                                Withhold     Approximate
                       For      Authority   Percentages of
                                             "For" Votes
______________________________________________________________
                                             Of All Issued
                                                   &
                                              Outstanding
                                                 Shares
______________________________________________________________

T.C. Leung         7,502,498     84,150           91.51
______________________________________________________________
Jerry Wong         7,512,238     74,410           91.63
______________________________________________________________
Nancy Wong         7,512,238     74,410           91.63
______________________________________________________________
C.P. Kwan          7,512,398     74,250           91.63
______________________________________________________________
Alex Sham          7,512,398     74,250           91.63
______________________________________________________________
Y.K. Liang         7,509,586     77,062           91.60
______________________________________________________________
Ka Chong Cheang    7,509,586     77,062           91.60
______________________________________________________________
Xu Hong Wang       7,512,398     74,250           91.63
______________________________________________________________
Li Da Weng         7,512,598     74,050           91.63
______________________________________________________________

Proposal Number 2. Adjourn Meeting (if necessary)
------------------

______________________________________________________________
                                             Approximate
             For      Against     Abstain   Percentages
                                                 of
                                             "For" Votes
______________________________________________________________
                                             Of All Issued
                                                  &
                                             Outstanding
                                                Shares
______________________________________________________________
         7,364,977    214,883      6,788         89.83
______________________________________________________________


      As a result, all of the Company's director-nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.


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Euro Tech Holdings Company Limited
Form 6-K
Page 4 of 4

                           SIGNATURES
                           ----------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              EURO TECH HOLDINGS COMPANY LIMITED
                              (Registrant)


Dated: September 6, 2006      By:/s/ T.C. Leung
                                 -----------------------------------
                                 T.C. Leung, Chief Executive Officer
                                 and Chairman of the Board














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